UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): April 28, 2011

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 5.07 Submission of Matters to a Vote of Security Holders

The Annual Meeting of Shareholders of National Bancshares Corporation (the "Company") was held on April 28, 2011 for the purpose of considering and voting on the following:

1. To elect three directors for a term of three (3) years;

2. To ratify the selection of Crowe Horwath LLP as the Company's independent registered public accounting firm for the year ended December 31, 2011; and

3. To transact such other business as may lawfully be brought before the meeting.

The total number of shares of the Company's common stock issued, outstanding and entitled to vote at the Annual Meeting was 2,209,717 shares of which 1,534,552 shares representing 69.4% were present at the meeting either in person or by proxy. The holders of common stock of the Company voted on two proposals at the Annual Meeting, which were approved. No other business was brought before the meeting. The following is a summary of the final voting results for each proposal presented to our shareholders:

Proposal 1: Our shareholders approved the election of all nominees for director for a period of three (3) years as set forth below:

	Number of Votes For	Number of Votes Withheld	Abstentions	Broker Non-Votes
John P. Cook	1,178,584	8,396	-	347,572
John W. Kropf	1,153,072	33,908	-	347,572
David C. Vernon	1,163,905	23,074	-	347,572

Proposal 2: Our shareholders approved the ratification of Crowe Horwath LLP as the Company's independent public accounting firm as set forth below:

	Number of Votes For	Number of Votes Against	Abstentions	Broker Non-Votes
Total Shares Voted	1,532,400	2,038	114	-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: April 29, 2011   /s/ David C. Vernon
                                         David C. Vernon
                                         President and Chief Executive Officer